UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 26, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Q1

Q2

Q3

Q4

2016
Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

26 April 2016

orange™

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, risks related to information and communications technology systems generally, including networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons, loss or disclosure to third parties of customers data, health concerns surrounding telecommunications equipment and devices, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Q1 2016 highlights

Q1 2016 achievements

yoy : comparison with the same period of the previous year, on a comparable basis
qoq : comparison with the previous quarter, on a comparable basis

1) see slide 23 for EBITDA restatements.



Revenue	€ 10.0 bn	+0.6% yoy
Restated EBITDA[1]	€ 2.6 bn	-1.6% yoy +0.3% yoy excl. Group employee share plan
Capex	€ 1.5 bn	+10.4% yoy supporting VHBB

M&A

- Closing of Liberia*
- Closing of DRC*
- Closing of EE
- Signing of Groupama*
- Investment in AIG*
- Closing of LexSi*

* post March 31st

Solid commercial performance with convergence as the cornerstone



4G customer base x2.0 yoy
20m

FTTH customer base x2.1 yoy
2.2m

IPTV +10% yoy
8.2m

Convergence +14% yoy
9.3m



4G base and yoy growth
+92%
8.7m
France
+98%
5.8m
Spain
x2.6
2.4m
Poland
x2.6
1.2m
Romania
+84%
1.1m
Belgium
FTTH base & yoy growth
+69%
1.1m
France
x3.2*
1.0m
Spain
+42%
0.1m
Rest of Europe
IPTV base & yoy growth
+7%
6.6m
France
+6%
0.8m
Poland
x2.8
0.4m
Spain
Convergent base & yoy growth
+12%
5.4m
France
+11%
3.1m
Spain
+30%
0.8m
Poland

* cb, including Jazztel

Section two
Financial results overview

Third quarter of revenue growth in a row

Q1 2016 revenue

€10.0bn

Q1 2016

+0.6%

+€59m


Group revenue growth yoy
yoy
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q116


France
Europe
Africa & the Middle-East
Enterprise
-3.5%
-0.8%
-0.7%
-5.6%
-1.7%
+0.4%
+7.1%
+5.1%
+4.4%
-2.3%
-0.9%
+2.1%
FY14
FY15
Q1 16
FY14
FY15
Q1 16
FY14
FY15
Q1 16
FY14
FY15
Q1 16

Restated EBITDA driven by revenue growth and cost control

Q1 2016 Restated EBITDA	Q1 2016
€2.6bn 25.7% of rev.	-1.6% -€43m

Restated EBITDA evolution (in €m)



2,611
59
-50
-19
-32
2,569
1Q 15cb
Revenues
Employee share plan
Ifric 21 and taxes in Belgium
Other costs, o/w 16m€ Euro 2016
Q1'16

Improvement in 1st quarter trend yoy



EBITDA growth
EBITDA growth excl. Group employee share plan
-6.6%
-5.6%
-2.1%
+0.3%
-1.6%
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Our investment efforts allow us to offer the best connectivity to our customers

Q1 2016 CAPEX

€1.5bn

14.6% of rev.

Q1 2016
+10.4%
+€137m

FTTH connectable homes

Country	Homes	Growth
Spain	7.4m	+85% yoy*
France	5.5m	+39% yoy
Poland	0.8m	x8 yoy

Internet access QoS in France

Short-link average speed (Arcep, April 2016)



Downlink
Uplink
500 Mbit/s
250 Mbit/s
0 Mbit/s
ADSL2+
VDSL
30 Mb/s
100 Mb/s
200 Mb/s
Coaxial cable
FTTH

% of population covered by 4G

Country	Coverage
Belgium	99%
Poland	89%
Spain	87%
Moldova	85%
France	81%
Romania	72%
Slovakia	65%

2G/3G/4G mobile QoS in France

Rootmetrics ranking, April 2016

Paris	Marseille	Lyon
1	1	1
orange	orange	orange

* cb, including Jazztel

Section three
Business review

Q1 2016 France financials

Strong operational performance supported by ARPU trend improvement

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	4,725	4,691	-0.7%
o/w mobile services	1,854	1,809	-2.4%
o/w mobile equipment	149	165	+11.2%
o/w fixed services	2,578	2,581	+0.1%
o/w others	144	136	-5.9%

33.0 BB ARPU €/month

yoy in %



-1.4%
-1.2%
-1.1%
-0.8%
-0.4%
Q1 15 Q2 15 Q3 15 Q4 15 Q1 16

22.4 Mobile ARPU €/month

yoy in %



-6.4%
-4.5%
-2.0%
-1.3%
-0.7%
Q1 15 Q2 15 Q3 15 Q4 15 Q1 16

Fixed Broadband revenues evolution (yoy in %)



5%
4%
3%
2%
1%
0%
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16

Mobile services excl. national roaming (yoy in %)



4%
0%
-4%
-8%
-12%
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16

Q1 2016 France mobile KPIs

Mobile contract base (excl. M2M) up 2.7% yoy, leveraging on premium strategy


contract net adds excl. M2M (in '000s)
contract churn rate
16.3%
15.5%
15.2%
14.8%
14.2%
14.4%
13.5%
13.4%
13.0%
+85
+59
+219
+256
+164
+110
+54
Large contract on public sector
+76
+234
+179
+41
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16


+4 pts
96% of customers repriced on post April 2013 tariff plan
+5 pts
49% of retail voice contract are on 4P offers
+16 pts
55% of retail voice contract are on SIM-only offers
8.7m 4G customers
43% of contract customer base excl. M2M
8,716 4G activated sites
81% coverage in % of pop.

Q1 2016 France fixed KPIs

FTTH accelerating BB customer base growth


FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share
11%
33%
45%**
+31
+35
+85
+95
+67
+75
+116
+121
+96
+47
+50
+65
+82
+75
+82
+108
+133
+115
+20
+13
+8
-16
-15
-8
-7
-12
-19
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

53% of FTTH net adds are new customers

10.8m broadband customers +3.9% yoy

50% of BB customers have a 4P offer (+4 pts yoy)

40% of retail BB customers are on high-end*** offers (+3 pts yoy)

57% of retail FTTH customers are on high-end*** offers (-1 pt yoy)

1.1m FTTH customers



10% of BB customer base

5.5m FTTH connectable homes

20% FTTH adoption rate

* and others (satellite…) ** Orange estimates *** Play and Jet

Q1 2016 Spain

Top line back to growth thanks to strong commercial performance in FTTH and 4G

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	1,168	1,189	+1.8%
o/w mobile services	590	616	+4.4%
o/w mobile equipment	140	119	-15.1%
o/w fixed services	433	454	+5.0%
o/w others	6	0	-98.8%

Quarterly revenues evolution (% yoy)



mobile services
fixed broadband
+9.4%
+7.8%
+6.6%
+6.6%
+8.8%
+0.7%
+4.4%
-2.7%
-6.6%
-9.6%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Including Jazztel from the 1st of July 2015



5.8m 4G customers
86.7% coverage of pop.
3.8m BB customers
7.4m FTTH connectable homes
1m FTTH customers
x3.2 yoy*
365k TV customers
x2.8 yoy
+3.7pts yoy
82% of fixed broadband customers on convergent offers
+18 pts yoy
27% of fixed customers are FTTH customers
+15 pts yoy
38% of mobile customers are 4G customers

* cb, including Jazztel

Q1 2016 Poland

Targeted commercial spend yielding better net adds trends in mobile and VHBB

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	670	642	-4.2%
o/w mobile services	312	306	-2.1%
o/w mobile equipment	32	44	+39.6%
o/w fixed services	299	273	-8.7%
o/w others	27	19	-28.7%

Improving momentum in mobile contract net adds

in '000s


x 4.5
+48
+170
+190
+274
+214
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Continuous momentum in convergent customers

in '000s and in % of BB base, excl. CDMA


28%
30%
32%
36%
38%
591
627
667
728
766
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Steady growth in fixed VHBB customers

in '000s and in % of ADSL + VHBB base


10%
11%
13%
15%
18%
207
232
271
316
366
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Q1 2016 Belgium & Luxembourg

Another quarter of solid growth

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	302	309	+2.3%
o/w mobile services	247	254	+2.9%
o/w mobile equipment	32	31	-3.7%
o/w fixed services	21	18	-13.8%
o/w others	2	6	+201.5%

Solid contract net-adds in Belgium (excl. M2M)

in 000s



-5
+9
+8
+28
+8
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Steady improvement in Belgium contract ARPU

in % yoy



-1.1%
+0.6%
+3.6%
+3.6%
+3.3%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Rapid growth in Belgium 4G user base

4G users as a % of total base



19%
23%
26%
32%
35%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Q1 2016 Central European countries

Sustained revenue growth, driven by Romania's solid performance at +6.5% yoy

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	384	395	+2.8%
o/w mobile services	318	326	+2.5%
o/w mobile equipment	26	25	-1.9%
o/w fixed services	30	33	+9.2%
o/w others	10	10	+6.5%

Mobile contract net-adds in line with last year performance (excl. M2M)

in 000s



+46
+64
+76
+115
+36
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Sustained revenue growth…

YoY in %



-2.2%
+1.8%
+3.2%
+2.9%
+2.8%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

…driven by Romania solid revenue performance

YoY in %



-3.7%
+6.4%
+7.0%
+7.4%
+6.5%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Q1 2016 Africa & Middle East

Steady revenue growth at +4.4% yoy

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	1,218	1,271	+4.4%
o/w mobile services	987	1,038	+5.1%
o/w mobile equipment	17	19	+10.8%
o/w fixed services	190	192	+1.2%
o/w others	24	22	-6.9%

- Shareholding stake in AIG, operating in 23 African countries, in April
- Closing of Cellcom Liberia in April
- Closing of Tigo in DRC in April
- Acquisition of Airtel's subsidiaries in Burkina Faso and Sierra Leone*
- Disposal of Telkom Kenya**



17.8m +34% yoy

Orange Money customers ***

16,108 +30% yoy

3G activated sites

3,156 x85 yoy

4G activated sites

+42%

Data revenue growth yoy

*announced in Q1 2016, subject to relevant approvals. **announced in 2015, subject to relevant approvals. *** includes 100% of associates

Q1 2016 Enterprise

Revenue back to growth driven by IT Services

in €m	Q1 15 cb	Q1 16	yoy cb
Revenues	1,550	1,583	+2.1%
voice	386	378	-2.3%
data	707	710	+0.4%
IT & integration services	457	496	+8.6%

Voice services

yoy access growth in France



PSTN
XoIP
+18.2%
+12.0%
+11.0%
+2.7%
+3.7%
-6.6%
-6.5%
-6.4%
-6.3%
-5.3%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Revenue per segment

yoy in %



IT
Data
Voice
Total
-2.3%
-3.0%
-1.7%
-2.2%
-3.4%
-0.5%
+0.5%
-0.4%
+2.1%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q116

International revenues excl. equipment resale

yoy in %



+1.6%
+4.6%
+3.9%
+2.7%
+4.6%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16

Section four
2016 guidance

orange™

2016 guidance confirmed

Restated EBITDA	**2016 > 2015** comparable basis
Net debt / Restated EBITDA	**Around 2x** in the medium term
Dividend	**2016 dividend €0.60*** — **June 23rd, 2016** 2015 dividend balance of € 0.4** — **December 2016** 2016 interim payment of €0.20
M&A policy	**Selective with focus on existing footprint**

* subject to shareholders' approval

**subject to the Annual General Meeting of Shareholders approval ex-date June 21th, record date June 22th, payment date June 23rd



Appendices

EBITDA restatements

in €m	Q1'15 cb	Q1'16 actual
EBITDA restated	2,611	2,569
restructuring	-14	-113
litigations	-23	39
labour related	-71	-30
o\w Senior Part Time	-37	-30
o\w Holiday pay	-34	
others		-16
EBITDA reported	2,503	2,449

(1) mainly related to departure plans in Spain

Revenues yoy evolution

Group


yoy
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
Q1 13
Q2
Q3
Q4
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

France


0%
-1%
-2%
-3%
-4%
-5%
-0.7%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Africa & the Middle-East


10%
8%
6%
4%
2%
0%
+4.4%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Europe


5%
0%
-5%
-10%
+0.4%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Enterprise


4%
2%
0%
-2%
-4%
+2.1%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Spain


5%
0%
-5%
-10%
+1.8%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Poland


0%
-2%
-4%
-6%
-8%
-4.2%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Belgium & Luxemburg


5%
0%
-5%
-10%
-15%
-20%
+2.3%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16

Central European countries


4%
2%
0%
-2%
-4%
-6%
-8%
+2.8%
Q1 14
Q2
Q3
Q4
Q1 15
Q2
Q3
Q4
Q1 16